COMMITMENT LETTER

17 November 2011

To:	Green Dynasty Limited
c/o Offshore Incorporations (Cayman) Limited
Scotia Centre, 4th Floor
P.O. Box 2804, George Town
Grand Cayman KY1-1112
Cayman Islands

Re:           Abax Financing Commitment

Ladies and Gentlemen:

This letter agreement sets forth the commitments of funds managed, advised, and/or appointed by Abax Global Capital and its affiliated management entities (the “Sponsor” or “Abax”), subject to the terms and conditions contained herein (including the terms and conditions set forth in Exhibit A attached hereto), to purchase (a) certain equity interests of Green Dynasty Limited, a Cayman Islands exempted company (“Parent”), and (b) Notes issued by the Parent (the “Notes”) in an aggregate original principal amount equal to $25,000,000 and warrants issued by Parent (the “Warrants”) as set forth in Exhibit A.  It is contemplated that, pursuant to an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”) to be entered into by and among Fushi Copperweld, Inc., a Nevada corporation (the “Company”), Parent and a direct wholly-owned subsidiary of Parent to be organized under Nevada law (“Merger Sub”), Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly-owned subsidiary of Parent.

1. Commitment.

(a)  Sponsor hereby commits, subject to the terms and conditions set forth herein, that, simultaneous with the closing of the Merger (the “Closing”), it shall (x) purchase, or shall cause the purchase of, equity interests of Parent for an aggregate amount equal to $25,000,000 (the “Equity Commitment”), and (y) cause Parent, upon receipt of the Equity Commitment, to purchase equity interests of Merger Sub for an aggregate amount equal to the Equity Commitment, in each case, solely for the purpose of Parent and/or Merger Sub funding, and to the extent necessary to fund, a portion of the aggregate Merger consideration pursuant to and in accordance with the Merger Agreement, together with related expenses.

(b)  Sponsor hereby commits, subject to the terms and conditions set forth herein (including the terms and conditions set forth in Exhibit A attached hereto), that, simultaneous with the Closing, it shall purchase, or shall cause the purchase of, the Notes in an aggregate original principal amount equal to $25,000,000 and Warrants as set forth in Exhibit A (the “Mezz Commitment” and, together with the Equity Commitment, the “Commitment”) solely for the purpose of Parent and/or Merger Sub funding, and to the extent necessary to fund, a portion of the aggregate Merger consideration pursuant to and in accordance with the Merger Agreement, together with related expenses.

(c)           Sponsor may effect the funding of the Commitment directly or indirectly through one or more affiliates of the Sponsor or any other investment fund advised, managed and/or appointed by Abax.  The Sponsor will not be under any obligation under any circumstances to contribute more than the Commitment to Parent and/or Merger Sub.  Parent, in its sole discretion, may reallocate from time to time prior to the Closing, in whole or in part, the aggregate Commitment between the Equity Commitment and the Mezz Commitment.  The amount of the aggregate Commitment to be funded under this letter agreement simultaneous with the Closing may be reduced in an amount specified by Parent, and such reduction may be allocated between the Equity Commitment and the Mezz Commitment by Parent in its sole discretion, but only to the extent that it will be possible for Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement with Sponsor contributing less than the full amount of the Commitment.

2. Conditions.  The Commitment shall be subject to (a) the execution and delivery of the Merger Agreement (in form and substance acceptable to the Sponsor) by the Company, (b) the satisfaction or waiver at the Closing of each of the conditions to Parent’s and Merger Sub’s obligations to consummate the transactions contemplated by the Merger Agreement, (c) the contemporaneous consummation of the Closing, (d) the contemporaneous funding of the debt financing for the Merger on the terms and conditions described in the commitment letters issued by the relevant lenders, (e) the execution and delivery of the definitive documentation for the Notes in form and substance satisfactory to Sponsor and satisfaction of the conditions set forth therein (including, without limitation, the execution and delivery of opinions, certificates, corporate authorizations, intercreditor agreement and security agreements) and (f) receipt of all appropriate and necessary regulatory and other third party approvals.

3. Limited Guarantee.  On or before the execution of the Merger Agreement, the Sponsor will execute and deliver to the Company a limited guarantee related to Parent’s and Merger Sub’s certain payment obligations under the Merger Agreement (the “Limited Guarantee”).  Other than with respect to Retained Claims (as such term will be defined under the Limited Guarantee), the Company’s remedies against the Sponsor under the Limited Guarantee shall be, and are intended to be, the sole and exclusive direct or indirect remedies available to the Company and its affiliates against (i) the Sponsor, Parent or Merger Sub and (ii) any former, current and future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of, the Sponsor, Parent or Merger Sub or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate, agent or assignee of any of the foregoing (those persons and entities described in clause (ii) each being referred to as a “Non-Recourse Party”) in respect of any liabilities or obligations arising under, or in connection with, this letter agreement or the Merger Agreement and the transactions contemplated thereby, including in the event Parent or Merger Sub breaches its obligations under the Merger Agreement, whether or not Parent’s or Merger Sub’s breach is caused by Sponsor’s breach of its obligations under this letter agreement.

4. Enforceability.  This letter agreement may only be enforced by Parent.  Parent’s creditors shall not have the right to enforce this letter agreement or to cause Parent to enforce this letter agreement.

5. No Modification; Entire Agreement.  This letter agreement may not be amended or otherwise modified without the prior written consent of Parent and Sponsor.  Together with the Merger Agreement and the Limited Guarantee, this letter agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between, the Sponsor or any of its affiliates, on the one hand, and Parent or any of its affiliates, on the other, with respect to the transactions contemplated hereby.  No transfer of any rights or obligations hereunder shall be permitted without the consent of Parent and Sponsor.  Any transfer in violation of the preceding sentence shall be null and void.

6. Governing Law; Jurisdiction; Venue.  This letter agreement, and all claims and causes of action arising out of, based upon, or related to this letter agreement or the negotiation, execution or performance hereof, shall be governed by, and construed, interpreted and enforced in accordance with, the laws of the State of New York, without regard to choice or conflict of law principles that would result in the application of any laws other than the laws of the State of New York.  Any legal action, suit or proceeding arising out of, based upon or relating to this letter agreement or the transactions contemplated hereby shall be brought solely and exclusively in the courts of the State of New York sitting in New York City or the federal courts of the United States of America sitting in the Southern District of New York.  Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any legal action, suit or proceeding arising out of, based upon or relating to this letter agreement and the rights and obligations arising hereunder and agrees that it will not bring any action arising out of, based upon or related to this letter agreement in any other court.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any legal action, suit or proceeding arising out of, based upon or relating to this letter agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process as set forth below, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this letter agreement, or the subject matter hereof, may not be enforced in or by such courts.  Each of the parties hereto agrees that notice or the service of process in any action, suit or proceeding arising out of, based upon or relating to this letter agreement or the rights and obligations arising hereunder shall be properly served or delivered if delivered in the manner contemplated by Section 15 hereof.

7. Waiver of Jury Trial.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LEGAL ACTION, SUIT OR PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF, BASED UPON OR RELATING TO THIS LETTER AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF.

8. Counterparts.  This letter agreement may be executed by facsimile and in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9. Third Party Beneficiaries.  This letter agreement shall inure to the benefit of and be binding upon Parent and Sponsor.  Except as provided in the immediately preceding sentence, nothing in this letter agreement, express or implied, is intended to confer upon any person other than Parent and Sponsor any rights or remedies under, or by reason of, or any rights to enforce or cause Parent to enforce, the Commitment or any provisions of this letter agreement or to confer upon any person any rights or remedies against any person other than Sponsor (but only at the direction of Sponsor as contemplated hereby) under or by reason of this letter agreement.

10. Termination.  The obligation of Sponsor to fund the Commitment will terminate automatically and immediately upon the earliest to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Closing, at which time the obligation will be discharged but subject to the performance of such obligation and (c) the Company or any of its affiliates, directly or indirectly, asserting a claim against the Sponsor or any Non-Recourse Party in connection with this letter agreement, the Merger Agreement, the Limited Guarantee or any of the transactions contemplated hereby or thereby or otherwise relating hereto or thereto, other than the Company asserting any Retained Claim.

11. No Recourse.  Notwithstanding anything that may be expressed or implied in this letter agreement or any document or instrument delivered in connection herewith, and notwithstanding the fact that Sponsor may be a partnership or limited liability company, by its acceptance of the benefits of this letter agreement, Parent acknowledges and agrees that no Person other than Sponsor has any obligations hereunder and that no recourse shall be had hereunder, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, any Non-Recourse Party, through Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise.

12. Representations and Warranties.  Sponsor hereby represents and warrants to Parent that (a) Sponsor has all limited partnership or other organizational power and authority to execute, deliver and perform this letter agreement; (b) the execution, delivery and performance of this letter agreement by Sponsor has been duly and validly authorized and approved by all necessary limited partnership or other organizational action by it; (c) this letter agreement has been duly and validly executed and delivered by Sponsor and constitutes a valid and legally binding obligation of Sponsor, enforceable against it in accordance with the terms of this letter agreement; (d) the Commitment is less than the maximum amount that Sponsor is permitted to invest in any one portfolio investment pursuant to the terms of its constituent documents or otherwise; and (e) Sponsor has uncalled capital commitments or otherwise has available funds in excess of the Commitment.

13.  Assignment.  The Sponsor’s obligation to fund the Commitment may not be assigned, except that the Sponsor may assign all or a portion of its obligations to fund the Commitment to any of the Sponsor’s affiliates or any other investment fund advised, managed and/or appointed by Abax; provided, that, except to the extent otherwise agreed by Parent, any such assignment shall not relieve the Sponsor of its obligations under this letter.  Parent may assign its rights to any of its affiliates or other entity owned directly or indirectly by the beneficial owners of Parent.

14. Interpretation.  For the avoidance of doubt, the contribution agreement to be entered into by Parent, Merger Sub, Mr. Li Fu and any other Company officer or director named therein (together with the schedules and exhibits attached thereto, the “Contribution Agreement”), the transactions contemplated therein and any proceeding or claim arising thereunder shall be interpreted as separate and distinct from the Merger Agreement, and the phrases “this letter agreement or the Merger Agreement and the transactions contemplated thereby”; “all prior agreements, understandings and statements, written or oral, between Sponsor or any of its affiliates”; “any document or agreement entered into in connection with the Merger Agreement”; “arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby”; and phrases of similar import shall be interpreted to exclude the Contribution Agreement, the transactions contemplated therein and any proceeding or claim arising thereunder.

15. Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing (in the English language) and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person or by facsimile, by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Sponsor:

c/o Abax Global Capital (Hong Kong) Limited
Suite 6708, 67/F, Two International Finance Center
8 Finance Street
Central, Hong Kong
Attention: Donald Yang
Facsimile: (852) 3602 1700

with a copy to (which shall not constitute notice):

Weil, Gotshal & Manges
29th Floor, Gloucester Tower
The Landmark, 15 Queen’s Road Central
Hong Kong
Facsimile: (852) 3015-9354
Attention: Akiko Mikumo

if to Parent, to:

c/o Fushi Copperweld, Inc.
TYG Center Tower B, Suite 2601
Dongsanhuan Bei Lu, Bing 2
Beijing, 100027, PRC

Attention: Li Fu
Facsimile: +86 10 8447 8292

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC

Attention:	Peter X. Huang, Esq.
Facsimile:	+86 10 6535 5577

[Signature Page Follows]

Sincerely,

Abax Global Capital

By:  /s/  Donald Yang
Name:  Donald Yang
Title:    Managing Partner

Agreed to and accepted:

Green Dynasty Limited

By:  /s/ Li Fu
Name:  Li Fu
Title:    Director